EXHIBIT 12.1
AMB Property Corporation
Computation of Consolidated Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings
(Loss) income from continuing operations before noncontrolling interests and income from unconsolidated entities	$(23,826)	$(141,560)	$(50,846)	$255,316	$172,726
Add:
Fixed charges	176,700	177,857	212,940	206,929	231,867
Amortization of capitalized interest	8,621	7,474	6,280	4,621	2,770
Distributed income from unconsolidated entities	25,424	11,687	24,279	18,930	4,875

Less:
Interest capitalization	(35,177)	(44,869)	(64,354)	(64,014)	(42,938)

Total earnings	$151,742	$10,589	$128,299	$421,782	$369,300

Fixed charges
Interest on indebtedness (including amortization of premiums and financings costs)	$130,387	$118,043	$132,763	$125,337	$163,690
Interest capitalized	35,177	44,869	64,354	64,014	42,938
Portion of rents representative of the interest factor	11,136	10,650	10,096	9,536	8,777
Preferred distributions of consolidated subsidiaries	—	4,295	5,727	8,042	16,462

Total fixed charges	$176,700	$177,857	$212,940	$206,929	$231,867

Consolidated ratio of earnings to fixed charges (1)	—	—	—	2.0	1.6

	2010	2009	2008	2007	2006

Consolidated ratio of earnings to fixed charges (1)	—	—	—	2.0	1.6

(1) - The consolidated ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2010, 2009 and 2008. For the years ended December 31, 2010, 2009 and 2008, earnings were insufficient to cover fixed charges by $25.0 million, $167.3 million and $84.6 million, respectively.